Exhibit 99.19

Excerpts from Section C - “The Québec Economy: Recent Developments and Outlook for 2017 and 2018” of “Budget 2017-2018 - The Québec Economic Plan – March 2017”, March 28, 2017

TABLE 1

Economic outlook for Québec
(percentage change, unless otherwise indicated)

	2016	2017	2018
Output
Real gross domestic product	1.7	1.7	1.6
Nominal gross domestic product	3.0	3.3	3.3
Nominal gross domestic product ($billion)	392.4	405.4	418.9
Components of GDP (in real terms)
Final domestic demand	1.8	1.6	1.4
– Household consumption	2.4	2.2	1.7
– Government spending and investment	1.2	0.6	0.9
– Residential investment	3.8	−0.7	−1.9
– Non-residential business investment	−2.3	2.1	3.1
Exports	0.2	2.2	2.2
Imports	−1.5	2.0	1.8
Labour market
Population (thousands)	8 326.1	8 391.3	8 455.7
Population aged 15 and over (thousands)	6 887.9	6 931.0	6 973.4
Jobs (thousands)	4 133.1	4 173.1	4 203.1
Job creation (thousands)	36.1	40.0	30.0
Unemployment rate (%)	7.1	6.6	6.4
Other economic indicators (in nominal terms)
Household consumption	3.2	3.5	3.2
– Excluding gasoline	3.4	3.2	3.2
– Excluding food and rent	3.2	3.7	3.1
Housing starts (thousands of units)	38.9	36.4	34.0
Residential investment	5.0	1.3	0.0
Non-residential business investment	0.2	4.2	4.0
Wages and salaries	3.6	3.4	3.2
Household income	3.6	3.5	3.3
Net operating surplus of corporations	3.1	5.2	5.2
Consumer price index	0.7	1.6	1.9
– Excluding food and energy	1.1	1.1	1.7
GDP per capita ($)	47 130	48 309	49 535
Disposable income per capita ($)	27 844	28 643	29 345

Sources:	Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

C.27

TABLE 2

Canadian financial markets
(average annual rate in per cent, unless otherwise indicated)

	2016	2017	2018
Target for the overnight rate	0.5	0.5	0.8
3-month Treasury bills	0.5	0.5	0.8
10-year bonds	1.3	2.0	2.4
Canadian dollar (in U.S. cents)	75.6	74.1	76.4

Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

C.43